ALLY WHOLESALE ENTERPRISES LLC

200 Renaissance Center

Detroit, Michigan 48265

August 10, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: John	Stickel

Re:	Ally Wholesale Enterprises LLC (the “Registrant”) Registration Statement on Form S-3 (SEC File No. 333-167044) Originally Filed May 24, 2010, and as Amendment by Amendment No. 1 to Registration Statement on July 9, 2010, Amendment No. 2 to Registration Statement on July 28, 2010 and Amendment No. 3 to Registration Statement on August 10, 2010.

Ladies and Gentlemen:

With respect to the above-referenced registration statement (the “Registration Statement”), the Registrant acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

The Registrant further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not foreclose the Commission from taking any action with respect to the filing, and the Registrant also acknowledges that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, ALLY WHOLESALE ENTERPRISES LLC

By:	/s/ Ryan C. Farris
Name:	Ryan C. Farris
Its:	President